C. Patrick Gadson pgadson@velaw.com

Tel +1.212.237.0198 Fax +1.917.849.5386

June 11, 2020

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Synalloy Corporation Definitive Additional Materials filed under cover of Schedule 14A Filed June 3 and June 4, 2020 by Synalloy Corporation File No. 001-05200

Mr. Panos:

Set forth below are responses of Synalloy Corporation (the “Corporation”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated June 8, 2020, with respect to its investor presentation, filed with the Commission on June 3, 2020, File No. 001-05200 (the “Investor Presentation”) and press release filed with the Commission on June 4, 2020, File No. 001-05200.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, capitalized terms used but not defined herein have the same meaning as in the Investor Presentation.

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Securities and Exchange Commission June 11, 2020 Page 2

1.	The investor presentation filed on June 3, 2020 and press release filed on June 4, 2020 each contain multiple statements indicating that Privet and UPG are seeking to “gain control of the Board and business of Synalloy without paying shareholders a premium.” Our comment letter dated May 19, 2020, however, noted the following: “The Dissident Group’s nominees, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders. While the Dissident Group has proposed five nominees for election whom, if elected, would comprise a majority of the Board of Directors, as a matter of law and fact, the Dissident Group will not be obtaining ‘control’ of Synalloy within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds.” As previously requested, please refrain from making any statement in future filings that indicates Privet and UPG will, as a result of a successful counter-solicitation, be able to obtain control of Synalloy or its Board.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and will refrain in future filings from using the formulation that “the Dissident Group … is asking [shareholders] to cede control of [their Corporation].” The Corporation recognizes that the investor presentation dated June 8, 2020 and filed with the Commission as Definitive Additional Materials under cover of Schedule 14A contains instances of this formulation, but notes for the Staff that these materials were in use prior to the Corporation’s receipt of the Staff’s letter the same day. As noted, the Corporation will refrain from using such formulation in future filings.

2.	The numerous references to the absence of a “premium” being paid imply that Privet and UPG are subverting an obligation. We are unaware of any legal requirement that obligates a non-management party to pay a control premium or any solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting paid a “premium” or “control premium” to security holders in exchange for a vote in favor of their nominees. By accentuating that the non-management stockholders are seeking to effectively acquire “control” of Synalloy, the registrant’s communications also omit to state that these stockholders are lawfully exercising their right to nominate a slate of new directors in accordance with applicable law and the registrant’s governing documents. Please refrain from creating the impression that a “premium” is legally or otherwise owed or that the stockholders are exclusively engaged in a takeover attempt given that Rule 14a-9 prohibits omissions of material fact necessary to make certain statements not misleading.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and will refrain in future filings from creating the impression, without providing further context, through references to the absence of a “premium” to be paid by Privet and UPG, that such premium is legally or otherwise owed by either of those entities. Further, the Corporation will refrain in future filings from creating the impression, without providing further context, that Privet and UPG are exclusively engaged in a takeover attempt of the Corporation.

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Securities and Exchange Commission June 11, 2020 Page 3

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Sally Cunningham, Synalloy Corporation

Valian Afshar, Securities and Exchange Commission